Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Contura Energy, Inc.:
We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the joint proxy statement and prospectus.
Our report dated March 29, 2018 contains an explanatory paragraph that states that effective July 26, 2016, the Company acquired certain core coal operations of Alpha Natural Resources, Inc. in a transaction accounted for as a business combination. As a result of the acquisition, the financial information for the successor periods is presented on a different cost basis than that for the predecessor periods and, therefore, is not comparable.
/s/ KPMG LLP
Greensboro, North Carolina
September 10, 2018